Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266077
PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated July 27, 2022)

Rockley Photonics Holdings Limited
Up to 87,567,895 Ordinary Shares

This prospectus supplement supplements the prospectus dated July 27, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266077). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 5, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time of up to 87,567,895 ordinary shares, nominal value $0.000004026575398 per share, (the “ordinary shares”) of Rockley Photonics Holdings Limited, a Cayman Islands exempted company (“Rockley,” the “Company,” “we,” or “us”), by the selling shareholders named in the Prospectus or their donees, pledgees, transferees, or other successors in interest, including those who receive any of the shares as a gift, pledge, distribution, redemption, repurchase, cancellation, or other non-sale related transfer (the “selling shareholders”), which includes (i) up to 40,316,038 ordinary shares issuable upon conversion of the Company’s Convertible Senior Secured Notes due 2026 (the “Notes”) (which amount consists of (A) 26,461,038 ordinary shares initially issuable upon conversion of all of the Notes at a conversion price of $3.08 per ordinary share and (B) an additional 13,855,000 ordinary shares that would have become due in connection therewith assuming that the Notes were converted on the date they were issued and the interest make-whole payment (as defined in the Indenture) that would have become due in connection therewith was paid by the Company in ordinary shares on that date) and (ii) up to 47,251,857 ordinary shares issuable upon the exercise of all the Company’s warrants (the “144A Warrants”) (which amount consists of (A) 26,461,038 ordinary shares initially issuable upon the exercise of all of the 144A Warrants at an exercise price of $5.00 per ordinary share and (B) an additional 20,790,819 ordinary shares that, together with 26,461,038 ordinary shares, would be issuable upon the exercise of all of the 144A Warrants in connection with a ratchet anti-dilution adjustment as provided in the 144A Warrants at an assumed exercise price of $2.80 per ordinary share (the floor price for such ratchet anti-dilution adjustment) as a result thereof), in each case, issued in a private placement to the selling shareholders that closed on May 27, 2022 (the “private placement financing”). Under certain circumstances as set forth in the Indenture, ordinary shares could be issued in connection with a conversion of interest that may be paid in kind as well as additional ordinary shares that would be issuable if a holder of Notes elected to convert its Notes in connection with a make-whole fundamental change (as defined in the Indenture), but the aggregate number of ordinary shares issuable in these circumstances are expected to be less than the number of ordinary shares set forth in clause (i)(B) of the immediately preceding sentence. The number of ordinary shares issuable in connection with an interest make-whole payment (as defined in the Indenture), if any, or a ratchet anti-dilution adjustment, if any, represent good faith estimates only and the actual number of ordinary shares which may be issued, if any, may vary. The information in the Prospectus is not intended to constitute an indication or prediction of (i) the date on which the selling shareholders or Rockley will convert the Notes into ordinary shares, or on which the selling shareholders will exercise the 144A Warrants, if at all, or (ii) if the interest make-whole payment (as defined in the Indenture) becomes due in connection with the conversion of any Note, whether Rockley would elect to make such payment in ordinary shares or have satisfied the conditions set forth in the Indenture to make such payment in ordinary shares. The selling shareholders may sell the ordinary shares covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell the ordinary shares in the section of the Prospectus entitled “Plan of Distribution.” We will not receive any proceeds from the sale of ordinary shares by the selling shareholders pursuant to the Prospectus and this prospectus supplement. We will pay certain expenses associated with the registration of the securities covered by the Prospectus and this prospectus supplement, as described in the section of the Prospectus entitled “Plan of Distribution.” In connection with any sales of securities offered hereunder, the selling shareholders, and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the selling shareholders will offer or sell any of the ordinary shares.
Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “RKLY”. On August 4, 2022, the closing price of our Ordinary Shares was $2.45 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 5, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 8-K
____________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): August 4, 2022
____________________________

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)
 ____________________________

Cayman Islands	001-40735	98-1644526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom (Address of principal executive offices)		WA14 2DT (Zip Code)
+44 (0) 1865 292017
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
 ____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary shares, $0.000004026575398 par value per share	RKLY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

Amendments to Agreements entered into in connection with the Private Placement of Convertible Senior Secured Notes due 2026 and related Warrants

Amendment No. 1 to Amended and Restated Subscription Agreement
On August 4, 2022, Rockley Photonics Holdings Limited (the “Company”), its subsidiaries listed therein and the subscribers listed therein (the “Subscribers”), entered into amendment no. 1 (the “Subscription Agreement Amendment”) to the amended and restated subscription agreement (the “Subscription Agreement”), dated as of May 26, 2022, among the Company, such subsidiaries and the Subscribers to amend, among other things, the terms of the option to purchase up to an additional $81.5 million aggregate principal amount of Convertible Senior Secured Notes due 2026 (the “Notes”) and related warrants (the “Warrants”) to purchase approximately 26.5 million ordinary shares of the Company, $0.000004026575398 nominal value per share (the “Ordinary Shares”) at an exercise price of $5.00 per share, subject to certain anti-dilution adjustments, for a period of 12 months following the date that a registration statement covering the ordinary shares issuable upon conversion of the Notes and upon exercise of the Warrants becomes effective (the last day of such 12-month period will be July 27, 2023 (the “Option Expiry Date”)). The option was amended so that (i) it is exercisable by each Subscriber in whole at any time or in part from time to time instead of only once, (ii) any option not fully exercised prior to the tenth business day preceding the Option Expiry Date will be allocated on a ratable basis to the other Subscribers, (iii) the option may only be exercised by a Subscriber to purchase additional convertible notes in a minimum principal amount of $1,000,000 except in the case where (x) the option is deemed to have been exercised by a Subscriber with the cash proceeds of any interest make-whole payment (as defined in the indenture that governs the Notes) due upon conversion by such Subscriber of Notes as contemplated under the supplemental provisions to such indenture as described under “First Supplemental Indenture to Indenture” below; (y) two or more Subscribers exercise their option for more than $1,000,000 in principal amount of Notes in the aggregate to be issued at the same time; or (z) the option exercised by such Subscriber is of all of its remaining allotment.

First Supplemental Indenture to Indenture
On August 4, 2022, the Company and Wilmington Savings Fund Society, FSB (“WSFS”), as trustee (the “Trustee”), entered into the first supplemental indenture (the “Supplemental Indenture”) to the indenture (the “Indenture”), dated as of May 27, 2022, among the Company, its subsidiaries listed therein, the Trustee and WSFS, as collateral agent pursuant to supplement the provisions of the Indenture relating to conversions. In connection therewith, a new provision has been added to the Indenture that provides that notwithstanding any other provision of the Indenture, as a condition to the exercise by a holder of a Notes of its conversion rights under the Indenture and the Notes at any time prior to the date (the “Outside Date”) that is the earlier of (x) the third business day prior to November 1, 2022 and (y) the date on which the Company shall have attained the consent by the shareholders of the Company (the “Shareholder Consent”) in accordance with the shareholder consent requirements of the New York Stock Exchange to the issuance of Ordinary Shares of the Company that may or may become deliverable upon conversion of the Notes, including without limitation, in connection with the satisfaction of amounts due in respect of any interest make-whole payment through the delivery of Ordinary Shares, such converting holder shall be deemed to exercise its right to purchase additional Notes in accordance with the option provision of the Subscription Agreement using the cash proceeds of the interest make-whole payment due upon such conversion if, at the time of such conversion, (x) the Company shall be precluded in accordance with the interest make-whole payment provisions of the Indenture from delivering Ordinary Shares in respect of the interest make-whole payment due upon such conversion and (y) the converting holder is entitled to purchase additional Notes in accordance with the option provision of the Subscription Agreement. If at any time prior to the Outside Date a holder converts Notes when (A) the Company shall be precluded in accordance with the interest make-whole payment provisions of the Indenture from delivering Ordinary Shares in respect of the interest make-whole payment due upon such conversion and (B) the converting holder is not entitled to purchase additional Notes in accordance with the option provision of the Subscription Agreement, then the Company shall satisfy its obligation in full to pay the interest make-whole payment due upon such conversion to such converting holder through the delivery of Ordinary Shares in accordance with the interest make-whole payment provisions of the Indenture; provided that notwithstanding anything to the contrary in such interest make-whole payment provision, the value of each Ordinary Share to be so delivered shall be equal to the minimum price permitted by the New York Stock Exchange (which minimum price, as of the date hereof, is equal to $2.80 per Ordinary Share).

Such supplemental provision that was added to the Indenture also provides that the Company shall use its best efforts to obtain the Shareholder Consent on a date not later than November 1, 2022 (it being understood that such best efforts will not require the payment of a fee to any shareholder of the Company.) Upon obtaining Shareholder Consent, the requirement in the interest make-whole payment provision of the Indenture that requires that the interest make-whole payment be paid in cash if the per-share value of Ordinary Shares to be delivered in connection with an interest make-whole payment made in Ordinary Shares is less than the minimum price permitted by the New York Stock Exchange shall be deemed stricken from the Indenture and such requirement shall no longer be deemed to have any further force or effect.

The foregoing summaries of the Subscription Agreement Amendment and the Supplemental Indenture do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Supplemental Indenture and the Subscription Agreement Amendment, which are attached as Exhibits 4.1 and 10.1, respectively, to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
4.1	First Supplemental Indenture dated August 4, 2022 by and among the Company, each of the Guarantor Subsidiaries and Wilmington Savings Fund Society, FSB, as trustee and collateral agent.
10.1
First Amendment to Amended and Restated Subscription Agreement dated as of August 4, 2022 by and among the Company, each of the Subsidiaries (as defined therein) of the Company and the Subscribers named therein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	August 5, 2022	By:	/s/ Chad Becker
		Name:	Chad Becker
		Title:	Interim Chief Financial Officer